UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC Filing Number 000-52004

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Federal Home Loan Bank of Topeka
Full Name of Registrant

Former Name if Applicable

One Security Benefit Place, Suite 100
Address of Principal Executive Office (Street and Number)

Topeka, Kansas 66606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 28, 2009, our regulator the Federal Housing Finance Agency (“Finance Agency”) provided us and the other 11 Federal Home Loan Banks (“FHLBanks”) with guidance on the process for determining other-than-temporary impairment (“OTTI”) with respect to private-label mortgage-backed securities (“MBS”).  The goal of the guidance is to promote consistency in the determination of OTTI for private-label MBS among all FHLBanks based on the understanding that investors in the consolidated debt of the FHLBanks can better understand and utilize the information in the combined financial reports if it is prepared on a consistent basis.  Recognizing that many of the FHLBanks desired to early adopt Financial Accounting Standards Board Staff Position (“FSP”) FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”), the guidance also requires that all FHLBanks early adopt FSP FAS 115-2 in order to achieve consistency among the 12 FHLBanks and to follow certain guidelines for determining OTTI.

Under the guidance, each FHLBank continues to identify private-label MBS it holds that should be subject to a cash flow analysis consistent with generally accepted accounting principles (GAAP) and other regulatory guidance.  To effect consistency in the cash flow analysis by ensuring the use of consistent key modeling assumptions, the Finance Agency guidance requires that for the first quarter of 2009 the Federal Home Loan Bank of San Francisco (“FHLBank of San Francisco”) provide the other 11 FHLBanks with assumptions to be used by all FHLBanks for purposes of producing cash flow analyses used in analyzing credit losses and determining OTTI.  Each FHLBank reviews the modeling assumptions developed by the FHLBank of San Francisco for reasonableness before determining whether to accept them.  In addition to using consistent modeling assumptions, the guidance requires for the first quarter of 2009 that each FHLBank conduct its own OTTI analysis utilizing a specified third party risk model and a specified third party detailed underlying loan data source.  An FHLBank that does not have access to the required risk model and detailed underlying loan data source or does not meet the conditions for using an alternative risk model is required under the Finance Agency guidance to engage the FHLBank of San Francisco, or another FHLBank that has the required risk model and detailed underlying loan data source, to perform the cash flow analysis underlying its OTTI determination.

Therefore, in accordance with the guidance and to achieve consistency among the FHLBanks, FHLBank Topeka has contracted with the FHLBank of San Francisco to provide certain cash flow analyses for selected private-label MBS owned by FHLBank Topeka.  Depending on the types and numbers of certain securities owned by each FHLBank, the degree of change in the FHLBank’s prior OTTI determination process, the level of assistance required from FHLBank of San Francisco (or other contracted FHLBank), and the implementation of appropriate internal controls for the information obtained from the contracted FHLBank, an FHLBank may be delayed in filing its Form 10-Q.  Because FHLBank Topeka is in the process of significantly modifying its determination process for OTTI to achieve consistency with the other FHLBanks, including the implementation of internal controls associated with the modeling assumptions and  cash flow analyses from FHLBank of San Francisco, FHLBank Topeka will not be able to file its quarterly report on Form 10-Q for the period ending March 31, 2009 by the due date of May 15, 2009.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Patrick C. Doran	785	233-0507
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒       No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒          No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our results of operations will be significantly different for the quarter ended March 31, 2009, as compared to the corresponding quarter ended March 31, 2008. Although we do not anticipate a significant change in net interest income, we expect a significant change in the “net gain (loss) on derivatives and hedging activities” reported in Other Income (Loss) on the FHLBank’s Statements of Income for the periods ended March 31, 2009 and March 31, 2008. We anticipate this line item will change from a net loss of $(35) million for the first quarter of 2008 to a $20 million gain for the first quarter of 2009 (prior to assessments1) (representing a $40 million gain to Net Income after assessments).

1 - The FHLBank Topeka is obligated to make payments to the Resolution Funding Corporation (REFCORP) in the amount of 20 percent of net earnings after operating expenses and Affordable Housing Program (AHP) expenses. In addition, the 12 FHLBanks must set aside annually the greater of an aggregate of $100 million or 10 percent of their current year’s income before charges for AHP (but after assessments for REFCORP). For additional information, please see the FHLBank Topeka’s audited financial statements and notes thereto, which are included in the FHLBank Topeka’s annual report on Form 10-K filed with the Securities and Exchange Commission (SEC) on March 26, 2009.

Forward Looking Statement Caution

The information contained in this attachment to Form 12b-25 contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements describing the objectives, projections, estimates or future predictions of FHLBank Topeka’s operations. These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "will," "intend," or other variations on these terms. FHLBank Topeka cautions that by their nature forward-looking statements involve risk or uncertainty and that actual results may differ materially from those expressed in any forward-looking statements as a result of such risks and uncertainties, including but not limited to: legislative and regulatory actions or changes; changes resulting from the implementation of internal controls related to assumptions and analyses received from third parties; and adverse developments or events affecting or involving other FHLBanks, housing GSEs or the FHLBank System in general. Additional risks that might cause FHLBank Topeka’s results to differ from these forward-looking statements are provided in detail in FHLBank Topeka’s filings with the Securities and Exchange Commission, which are available at www.sec.gov.

All forward-looking statements contained in this attachment to Form 12b-25 are qualified in their entirety by this cautionary notice. The reader should not place undue reliance on such forward-looking statements, since the statements speak only as of the date that they are made and FHLBank Topeka has no obligation and does not undertake publicly to update, revise or correct any forward-looking statement for any reason.

Federal Home Loan Bank of Topeka
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2009	By /s/ Patrick C. Doran
Patrick C. Doran
Senior Vice President & General Counsel